Exhibit 15.2

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To Board of Directors of ST-Ericsson SA:

We have audited the accompanying consolidated financial statements of ST-Ericsson SA and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012, and the related statements of income, comprehensive income, equity and cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ST-Ericsson SA and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.1 to the financial statements, the Shareholders announced their decision to exit the ST-Ericsson joint venture and are exploring future options for the Company which raises substantial doubt about the Company’s ability to continue as a going concern. The circumstances surrounding this decision are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The accompanying consolidated balance sheet of ST-Ericsson SA as of December 31, 2011 and the related statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2011 and December 31, 2010 were not audited, reviewed or compiled by us, and accordingly, we do not express an opinion or any other form of assurance on them.

PricewaterhouseCoopers SA

/s/ Travis Randolph	/s/ Felix Roth
Travis Randolph	Felix Roth

Geneva, Switzerland

June 27, 2013

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2012	(Unaudited) December 31, 2011	(Unaudited) December 31, 2010
Net sales	1,267	1,518	2,213
Other revenues	84	32	1

Net revenues	1,351	1,550	2.214
Cost of sales	(853)	(1,055)	(1,349)

Gross profit	498	495	865
Selling, general and administrative	(250)	(290)	(285)
Research and development	(1,165)	(1,065)	(1,143)
Other income and expenses, net	25	18	24
Impairment, restructuring charges and other related closure costs	(1,145)	(33)	(73)

Operating loss	(2,037)	(875)	(612)
Interest expense, net	(46)	(26)	(3)

Loss before income taxes and noncontrolling interest	(2,083)	(901)	(615)
Income tax income (expense)	(11)	(128)	25

Net loss	(2,094)	(1,029)	(590)
Net loss attributable to noncontrolling interest	1	—	—

Net loss attributable to parent company	(2,093)	(1,029)	(590)

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve months ended
In million of U.S. dollars	December 31, 2012	(Unaudited) December 31, 2011	(Unaudited) December 31, 2010
Net loss	(2,093)	(1,029)	(590)
Other comprehensive income (loss), net of tax:

Foreign currency translation adjustments	1	(6)	(17)
Unrealized gains (losses) arising during the period	10	—	(12)
Less: reclassification adjustment for (income) losses included in net income (loss)	9	(20)	16

Unrealized gains (losses) on derivatives	19	(20)	4
Prior service cost arising during the period	(4)	—	—
Net gains (losses) arising during the period	13	(22)	(9)
Less: amortization of prior service cost included in net periodic pension cost	4	—	—

Defined benefit pension plans	13	(22)	(9)
Other comprehensive income (loss), net of tax	33	(48)	(22)
Comprehensive loss	(2,060)	(1,077)	(612)
Less: comprehensive loss attributable to noncontrolling interest	(1)	—	—

Comprehensive loss attributable to the company’s stockholders	(2,061)	(1,077)	(612)

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED BALANCE SHEETS

	As at
In million of U.S. dollars, except per share amounts	December 31, 2012	(Unaudited) December 31, 2011
Assets
Current assets:
Cash and cash equivalents	37	8
Trade accounts receivable, net	35	97
Inventories	147	223
Deferred tax assets	—	8
Other current assets	93	113

Total current assets	312	449

Goodwill	—	739
Other intangible assets, net	12	435
Property, plant and equipment, net	240	328
Non-current deferred tax assets	8	4
Other non-current assets	42	70

	302	1,576

Total assets	614	2,025

Liabilities and equity
Current liabilities:
Bank overdrafts	—	7
Short-term debt	—	800
Trade accounts payable	128	150
Other payables and accrued liabilities	273	316
Accrued income tax	5	7

Total current liabilities	406	1,280

Post-retirement benefit obligations	69	74
Long-term deferred tax liabilities	—	3
Other long-term liabilities	27	25

	96	102

Total liabilities	502	1,382

Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (common stock: CHF 500 par value, 546,270 shares authorized, 546,270 shares issued)	267	267
Capital surplus	1,894	2,595
Accumulated deficit	(2,003)	(2,141)
Accumulated other comprehensive loss	(45)	(78)

Total parent company stockholders’ equity	113	643
Noncontrolling interest	(1)	—

Total equity	112	643

Total liabilities and equity	614	2,025

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars	Common Stock	Capital Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance as of December 31, 2009 (unaudited)	752	2,110	(522)	(8)		2,332

Restructuring of common stock through business combination	(485)	485				—
Comprehensive loss:
Net loss			(590)			(590)
Other comprehensive loss, net of tax				(22)		(22)

Comprehensive loss						(612)

Balance as of December 31, 2010 (unaudited)	267	2,595	(1,112)	(30)		1,720

Comprehensive loss:
Net loss			(1,029)			(1,029)
Other comprehensive loss, net of tax				(48)		(48)

Comprehensive loss						(1,077)

Balance as of December 31, 2011 (unaudited)	267	2,595	(2,141)	(78)		643

Shareholders’ debt forgiveness		1,530				1,530
Compensation of accumulated deficit with capital surplus		(2,231)	2,231			—
Comprehensive loss:
Net loss			(2,093)		(1)	(2,094)
Other comprehensive income, net of tax				33		33

Comprehensive loss						(2,061)

Balance as of December 31, 2012	267	1,894	(2,003)	(45)	(1)	112

The accompanying notes are an integral part of these audited consolidated financial statements

ST-Ericsson SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2012	(Unaudited) December 31, 2011	(Unaudited) December 31, 2010
Cash flows from operating activities:
Net loss	(2,093)	(1,029)	(590)
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	202	247	257
Other non-cash items	(36)	(60)	(51)
Deferred income tax	—	118	(34)
Impairment, restructuring charges and other related closure costs, net of cash payments	1,080	(24)	(7)
Changes in assets and liabilities:
Trade receivables, net	62	17	252
Inventories, net	76	52	(28)
Trade payables	(23)	(68)	—
Other assets and liabilities, net	33	139	4

Net cash used in operating activities	(699)	(608)	(197)

Cash flows from investing activities:
Proceeds (Payment) for purchase of tangible assets, net	2	(62)	(60)
Proceeds from sale of marketable securities	—	—	40
Investment in intangible and financial assets	(7)	(45)	(49)

Net cash used in investing activities	(5)	(107)	(69)

Cash flows from financing activities:
Proceeds from short-term debt	740	650	150
Increase (decrease) in short-term facilities	(7)	7	—

Net cash from financing activities	733	657	150

Effect of changes in exchange rates	—	—	(4)

Net cash increase	29	(58)	(120)
Cash and cash equivalents at beginning of the period	8	66	186

Cash and cash equivalents at end of the period	37	8	66

Supplemental cash information:
Interest paid	29	10	1
Income tax paid	4	12	7
Shareholders’ debt forgiveness	1,540	—	—

The accompanying notes are an integral part of these audited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except share and per-share amounts)

1.	THE COMPANY

ST-Ericsson SA (The “Company”) is registered in Switzerland with its corporate legal seat and headquarters located in Geneva, Switzerland. The Company is a joint-venture of Telefonaktiebolaget L M Ericsson, Sweden, and STMicroelectronics NV, the Netherlands.

The Company’s activities include the development and delivery of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies.

2.	ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). All balances and values in the current and prior periods are in millions of U.S. dollars. Under Article 28 of the Company’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

2.1 – Going Concern

The accompanying consolidated financial statements have been prepared assuming that ST-Ericsson SA and its subsidiaries will continue as a going concern and that the Company will continue to realize its assets and satisfy its liabilities in the normal course of business.

On December 10, 2012, STMicroelectronics announced its decision to exit ST-Ericsson joint venture after a transition period, which is expected to end during the third quarter of 2013. On December 20, 2012, Ericsson announced its decision not to acquire the remaining share of the joint venture while continuing to explore various strategic options for the future of ST-Ericsson. On March 18, 2013, STMicroelectronics and Ericsson announced their agreement on the way forward for the joint venture ST-Ericsson. The main steps agreed upon to split up the JV are the following: (i) Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; (ii) ST will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; (iii) starting the close down of the remaining parts of ST-Ericsson. The formal transfer of the relevant parts of ST-Ericsson to the shareholders is expected to be completed during the third quarter of 2013, subject to regulatory approvals.

The Company requires additional funding to finance its activities. In their March 18, 2013 announcement, STMicroelectronics and Ericsson communicated their intent to financially support ST-Ericsson through the transition period. The Company’s ability to continue as a going concern is dependent upon the continued availability of financial support from its shareholders. This factor raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.2 – Principles of consolidation

The Company’s consolidated financial statements include the assets, liabilities, results of operations and cash flows of its majority-owned subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Intercompany balances and transactions have been eliminated in consolidation. In compliance with U.S. GAAP, the Company assesses for consolidation any entity identified as a Variable Interest Entity (“VIE”) and consolidates any VIEs, for which the Company is determined to be the primary beneficiary.

When the Company owns some, but not all, of the voting stock of a consolidated entity, the shares held by third parties represent a noncontrolling interest. The consolidated financial statements are prepared based on the total amount of assets and liabilities and income and expenses of the consolidated subsidiaries. However, the portion of these items that does not belong to the Company is reported on the line “Noncontrolling interest” in the consolidated financial statements.

2.3 – Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•

valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities,

•	annual impairment review of goodwill and intangible assets,

•	assessment of credit losses and other-than-temporary impairment charges on financial assets and equity investments,

•	restructuring charges,

•	assumptions used in calculating pension obligations, and

•

determination of the amount of taxes expected to be paid and tax benefit expected to be received, including deferred income tax assets and valuation allowances, and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

2.4 – Foreign currency

The U.S. dollar is the reporting currency of the Company. The U.S. dollar is the currency of the primary economic environment in which the Company operates since the worldwide wireless semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, most of labor costs are incured in other currencies than U.S. dollars.

The functional currency of each subsidiary of the Company is either the local currency or the U.S. dollar, depending on the basis of the economic environment in which each subsidiary operates. Foreign currency transactions, including operations in local currency when the U.S. dollar is the functional currency, are measured into the functional currency using the period average exchange rate. Foreign exchange gains and losses resulting from the translation at reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income on the line “Other income and expenses, net”.

For consolidation purposes, the results and financial position of the subsidiaries whose functional currency is different from the U.S. dollar are translated into the U.S. dollar reporting currency as follows:

(a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing exchange rate as of the balance sheet date;

(b)	income and expenses for each consolidated statement of income presented are translated at the monthly average exchange rate;

(c)	the resulting exchange differences are reported as Currency Translation Adjustments (“CTA”), a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income.

2.5 – Cash and cash equivalents

Cash and cash equivalents represent cash on hand and deposits with external financial institutions with an original maturity of ninety days or less that are readily convertible in cash. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated balance sheets.

2.6 – Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods sold and services rendered to third parties in the ordinary course of business. They are recognized at their billing value, net of allowances for doubtful accounts. The Company maintains an allowance for doubtful accounts for potential estimated losses resulting from its customers’ inability to make required payments. The Company bases its estimates on historical collection trends and records a provision accordingly. Additionally, the Company evaluates its customers’ financial condition periodically and records a provision for any specific account it considers as doubtful. The carrying amount of the receivable is thus reduced through the use of an allowance account, and the amount of the charge is recognized on the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for are credited against the same line in the consolidated statements of income. When a trade accounts receivable is uncollectible, it is written-off against the allowance account for trade accounts receivables.

In the event of sales of receivables such as factoring, the Company derecognizes the receivables and accounts for them as a sale only to the extent that the Company has surrendered control over the receivables in exchange for a consideration other than beneficial interest in the transferred receivables.

2.7 – Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual costs on a quarterly basis. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.

The Company performs, on a continuous basis, inventory write-offs of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Company evaluates its product inventory to identify obsolete or slow-selling stock and records a specific provision if the Company estimates the inventory will eventually become obsolete. Provisions for obsolescence are estimated for excess uncommitted inventory based on the previous quarter sales, order backlog and production plans.

2.8 – Current and deferred income tax

Income tax for the period comprises current and deferred income tax. Current income tax represents the income tax expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Deferred income tax is recognized, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. However deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit and loss. Deferred income tax is determined using tax rates and laws that are enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The effect on deferred tax assets and liabilities from changes in tax laws and tax rates is recognized in earnings in the period in which the law is enacted. Deferred income tax assets are recognized in full, but the Company assesses whether future taxable profit will be available against which temporary differences can be utilized. A valuation allowance is provided for deferred tax assets when management considers it is more likely than not that they will not be realized.

The Company recognizes a deferred tax liability on undistributed earnings of subsidiaries when there is a presumption that the earnings will be remitted to the parent. This presumption is overcome only if the Company can demonstrate that the earnings will be permanently reinvested.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists of determining whether a benefit may be recognized; the assessment is based on a more-likely-than-not recognition threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company classifies interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income.

2.9 – Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net of the acquisition-date amount of the identifiable assets acquired and liabilities assumed. Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortized but is tested annually for impairment. Goodwill subject to potential impairment is tested at a reporting unit level, after performing a “qualitative” assessment to determine whether impairment testing is necessary, in cases where the Company has elected to apply such option. The impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, the Company uses a market approach with financial metrics of comparable public companies and estimates the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

2.10 – Intangible assets with finite useful lives

Intangible assets subject to amortization include the intangible assets purchased from third parties recorded at cost and the intangible assets acquired in business combinations recorded at fair value, which include trademarks, technologies and licenses, contractual customer relationships and computer software.

Trademarks and technology licenses

Separately acquired trademarks and licenses are recorded at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and impairment losses, if any. Amortization begins when the intangible asset is available for use and is calculated using the straight-line method to allocate the cost of trademarks and licenses over the estimated useful lives, which range from 3 to 5 years.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the expected life of the customer relationships, which ranges from 4 to 12 years.

Computer software

Separately acquired computer software is recorded at historical cost. Costs associated with maintaining computer software programs are expensed in the consolidated statements of income as incurred. The capitalization of costs for internally generated software developed by the Company for its internal use begins when the preliminary project stage is completed and when the Company, implicitly or explicitly, authorizes and commits to funding a computer software project. It must be probable that the project will be completed and will be used to perform the function intended. Amortization on computer software begins when the software is available for use and is calculated using the straight-line method over the estimated useful life, which does not exceed 4 years.

The carrying value of intangible assets with finite useful lives is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the consolidated statements of income for the amount by which the asset’s carrying amount exceeds its fair value. The Company evaluates the remaining useful life of an intangible asset at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

2.11 – Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of capital investment funding, accumulated depreciation and any impairment losses. Property, plant and equipment acquired in a business combination are recognized at fair value at the acquisition date. Major additions and improvements are capitalized, minor replacements and repairs are charged to current operations.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over their estimated useful lives, as follows:

Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Company evaluates each period whether there is reason to suspect that tangible assets or groups of assets held for use might not be recoverable. Several impairment indicators exist for making this assessment, such as: restructuring plans, significant changes in the technology, market, economic or legal environment in which the Company operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. In determining the recoverability of assets to be held and used, the Company initially assesses whether the carrying value of the tangible assets or group of assets exceeds the undiscounted cash flows associated with these assets. If exceeded, the Company then evaluates whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. This fair value is normally estimated by the Company based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of the Company’s fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. The Company also evaluates, and adjusts if appropriate, the assets’ useful lives, at each balance sheet date or when impairment indicators exist.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Company’s books. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other income and expenses, net” in the consolidated statements of income.

Lease arrangements in which the Company has substantially all the risks and rewards of ownership are classified as capital leases. Assets leased under capital leases are included in “Property, plant and equipment, net” and recorded at inception at the lower of their fair value and the present value of the minimum lease payments. They are depreciated over the shorter of the estimated useful life and the lease term unless there is a reasonable certainty that ownership will be obtained by the end of the lease term. The financial liability corresponding to the contractual obligation to proceed to future lease payments is included in long-term debt. Lease arrangements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased assets. Payments made under operating leases are charged to the consolidated statements of income on a straight-line basis over the lease period.

2.12 – Provisions

In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss from a loss contingency is accrued by a charge to income when information available indicates that it is probable that an asset has been impaired or a liability has been incurred and when the amount of the loss can be reasonably estimated.

2.13 – Employee benefits

(a) Pension obligations

The Company sponsors various pension schemes for its employees. These schemes conform to local regulations and practices in the countries in which the Company operates. Such plans include both defined benefit and defined contribution plans. For defined benefit pension plans, the liability recognized in the consolidated balance sheets is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The overfunded or underfunded status of the defined benefit plans are calculated as the difference between plan assets and the projected benefit obligations. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives. Past service costs are recognized immediately in earnings, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. The net periodic benefit cost of the year is determined based on the assumptions used at the end of the previous year.

For defined contribution pension plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Other post-retirement obligations

The Company provides post-retirement benefits to some of its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and to the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees.

(c) Termination benefits

Termination benefits are payable when an employee is involuntarily terminated, or whenever an employee accepts voluntary termination in exchange for termination benefits. For the accounting treatment and timing recognition of involuntarily termination benefits, the Company distinguishes between one-time termination benefit arrangements and ongoing termination benefit arrangements. A one-time termination benefit arrangement is established by a termination plan and applies to a specified termination event. One-time involuntary termination benefits are recognized as a liability when the termination plan meets certain criteria and has been communicated to employees. If employees are required to render future service in order to receive these one-time termination benefits, the liability is recognized ratably over the future service period. Termination benefits other than one-time termination benefits are termination benefits for which the communication criterion is not met but that are committed to by management, or termination obligations that are not specifically determined in a new and single plan. These termination benefits are all legal, contractual and past practice termination obligations to be paid to employees in case of involuntary termination. These termination benefits are accrued for when commitment creates a present obligation to others for the benefits expected to be paid, when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

In case of special termination benefits related to voluntary redundancy programs, the Company recognizes a provision for voluntary termination benefits at the date on which the employee irrevocably accepts the offer and the amount can be reasonably estimated.

(d) Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

(e) Other long-term employee benefits

The Company provides long-term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to earnings in the period of change. These obligations are valued annually with the assistance of independent qualified actuaries.

2.14 – Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.15 – Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business during a period except those changes resulting from investment by stockholders and distributions to stockholders. In the accompanying consolidated financial statements, “Other comprehensive income (loss)” and “Accumulated Other comprehensive income” primarily consists of unrealized gains (losses) on derivatives designated as cash flow hedge and the impact of recognizing the funded status of defined benefit plans, as well as foreign currency translation adjustments, net of tax.

2.16 – Revenue Recognition

Revenue is recognized as follows:

Net sales

Revenue from products sold to customers is recognized when all the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collection is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Company. The Company accrues a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company records the accrued amounts as a deduction of revenue at the time of the sale.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products are non-conforming, the Company will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Company provides for such returns when they are considered probable and can be reasonably estimated. The Company records the accrued amounts as a reduction of revenue.

The Company’s insurance policy relating to product liability only covers physical damage and other direct damages caused by defective products. The Company carries limited insurance against immaterial non consequential damages. The Company records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions limit its liability to the sales value of the products which gave rise to the claims.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based on vendor-specific objective evidence, third party evidence or management’s best estimate of the selling price of the separable deliverables. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

Revenues under multiple deliverable arrangements

The Company, from time to time, enters into agreements with multiple deliverables. The Company entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2011 (unaudited)	2012	2013
Licenses and process documentation	31	9	—
Training and support services	1	2	2

Total Revenues under Multiple Deliverable Arrangements	32	11	2

Due to the long nature of some of the payments in these agreements, some revenue is deferred until collectability is reasonably assured.

Other revenues

Other revenues consist of license revenue, service revenue related to transferring licenses and patent royalty income.

Funding

The Company receives funding mainly from governmental agencies and income is recognized when all contractual conditions for receipt of these funds are fulfilled. The Company’s primary sources for government funding are French, other European Union (“EU”) governmental entities and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. Funding related to these contracts is recorded when the conditions required by the contracts are met. The Company’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities is the most common form of funding that the Company receives. Public funding for research and development is recorded as “Other income and expenses, net” in the Company’s consolidated statements of income. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. Furthermore, following the enactment of the French Finance Act for 2008, which included several changes to the research tax credit regime (“CréditImpôtRecherche”), French research tax credits are deemed to be grants in substance. Unlike other research and development funding, the amounts to be received are determinable in advance and accruable as the funded research expenditures are made. They are thus reported as a reduction of research and development expenses. The research tax credits are to be paid in cash by the French tax authorities within three years in case they are not deducted from income tax payable during this period of time.

Capital investment funding is recorded as a reduction of “Property, plant and equipment, net” and is recognized in the Company’s consolidated statements of income according to the depreciation charges of the funded assets during their useful lives.

Funding receivables are reported as non-current assets unless cash settlement features of the receivables evidence that collection is expected within one year. Long-term receivables that do not present any tax attribute or legal restriction are reflected in the balance sheets at their discounted net present value. The subsequent accretion of the discounting effect is recorded as non-operating income in “Interest income (expense), net”.

2.17 – Advertising costs

Advertising costs are expensed as incurred and are recorded as selling, general and administrative expenses. Advertising expenses for 2012, 2011 and 2010 were $2 million, $2 million and $3 million respectively.

2.18 – Research and development

Research and development expenses include costs incurred by the Company, the Company’s share of costs incurred by other research and development interest groups, and costs associated with co-development contracts. Research and development expenses do not include marketing design center costs, which are accounted for as selling expenses and process engineering, pre-production or process transfer costs which are recorded as cost of sales. Research and development costs are expensed as incurred. The amortization expense recognized on technologies and licenses purchased by the Company from third parties to facilitate the Company’s research is reported as research and development expenses. Research and development expenses are reported net of research tax credits received in the French jurisdiction, as described in Note 2.16.

2.19 – Financial assets

The Company did not hold at December 31, 2012 and 2011 any financial assets classified as held-to-maturity, available for sale or financial assets for which the Company would have elected to apply the fair value option. Consequently, the Company classified its financial assets as trading. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Financial assets classified as trading are initially recognized and subsequently carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership; the relevant gain (loss) is reported as a non-operating element on the consolidated statements of income on the line “Gain (loss) on financial instruments, net”. The basis on which the cost of a security sold and the amount reclassified out of accumulated other comprehensive income into earnings is the specific identification method.

Trading financial assets

A financial asset is classified in this category if it is a security acquired principally for the purpose of selling in the short term or if it is a derivative instrument not designated as a hedge. Financial assets in this category are classified as current assets when they are expected to be realized within twelve months of the balance sheet date. Marked-to-market gains or losses arising from changes in the fair value of trading financial assets are reported in the consolidated statements of income within “Other income and expenses, net” in the period in which they arise, when the transactions for such instruments occur within the Company’s operating activities, as it is the case for trading derivatives that do not qualify as hedging instruments, as described in Note 2.20. Gains and losses arising from changes in the fair value of financial assets not related to operating activities, are presented in the consolidated statements of income as a non-operating element within “Gain (loss) on financial instruments, net” in the period in which they arise.

2.20 – Derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized on the date a derivative contract is entered into and are subsequently measured at fair value. The method of recognizing the gain or loss resulting from the derivative instrument depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the hedge transaction. The Company has designated certain derivatives as hedges of a particular risk associated with a highly probable forecasted transaction (cash flow hedge).

The Company documents, at inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Derivative instruments that are not designated as hedges are classified as trading financial assets, as described in Note 2.19.

Derivative financial instruments classified as trading

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries. These instruments do not qualify as hedging instruments, and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.19.

Cash Flow Hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated and Swedish Krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses. The Company also hedges through the use of currency forward contracts certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses, as well as certain Singapore dollar-denominated manufacturing forecasted transactions. As part of its ongoing investing and financing activities, the Company may from time to time enter into certain derivative transactions that are designated and qualify as a cash flow hedge.

The derivative instruments are designated and qualify for cash flow hedge at inception of the contract and on an ongoing basis over the duration of the hedge relationship. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction with the critical terms of the hedging instrument matching the terms of the hedged forecasted transaction. This enables the Company to conclude that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging instruments.

For derivative instruments designated as cash flow hedge, the gain or loss from the effective portion of the hedge is reported as a component of “Other comprehensive income (loss)” in the consolidated statements of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line as the hedged transaction. For these derivatives, ineffectiveness appears if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transactions. Effectiveness on transactions hedged through purchased options is measured on the full fair value of the option, including time value.

When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in “Other comprehensive income (loss)” in the consolidated statements of comprehensive income is immediately transferred to the consolidated statements of income within “Other income and expenses, net” if the de-designated derivative relates to operating activities. If upon de-designation, the derivative instrument is held in view to be sold with no direct relation with current operating activities, changes in the fair value of the derivative instrument following de-designation are reported as a non-operating element on the line “Gain (loss) on financial instruments, net” in the consolidated statements of income. If the derivative is still related to operating activities, the changes in fair value subsequent to the discontinuance continue to be reported within “Other income and expenses, net” in the consolidated statements of income, as described in Note 2.19.

2.21 – Recent accounting pronouncements

(a)	Accounting pronouncements effective in 2012

In May 2011, the FASB issued and amended the guidance on fair value measurement and disclosure requirements in U.S. GAAP. The main changes to current practice are presented hereafter. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets. It also prohibits the application of a blockage factor to all fair value measurements. Moreover, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The new guidance also required the disclosure of quantitative information about unobservable inputs used, a description of the valuation process used by the entity and a qualitative discussion about the sensitivity of the measurements. Additionally, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but for which fair value is disclosed. The amendment is effective for interim and annual periods beginning on or after December 15, 2011. The Company adopted the amendment as of January 1, 2012, which did not have any significant impact on fair value measurements as applied by the Company, and expanded the additional disclosures described above in Note 20.

In June 2011, the FASB issued new guidance for the presentation of comprehensive income. The new guidance eliminates the current option to report Other Comprehensive Income (“OCI”) and its components in the statement of equity. An entity can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements of net income and comprehensive income. Each component of net income and each component of OCI, together with totals for comprehensive income and its two parts, would need to be displayed under either alternative. The statement(s) would need to be presented with equal prominence as the other primary financial statements. The Company adopted the new guidance as of January 1, 2012 and elected to present items of net income and other comprehensive income in two separate, but consecutive, statements.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. The revised guidance is intended to simplify the goodwill impairment test by providing an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The qualitative assessment consists of determining whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity concludes pursuant to this qualitative test that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would be required to conduct the current two-step goodwill impairment test. The revised guidance was adopted as of January 1, 2012 and the Company did not elect to apply the option for qualitative assessment for the year ended December 31, 2012. Consequently, the Company proceeded directly to the two-step quantitative test when it performed its annual goodwill impairment test.

In July 2012, the FASB issued new guidance on testing indefinite-lived intangible assets for impairment. It allows entities to perform a “qualitative” assessment to determine whether further impairment testing is necessary, similar in approach to the goodwill impairment test. The revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after

September 15, 2012. However, an entity can choose to early adopt the revised guidance, provided that the entity has not yet performed its 2012 annual impairment test or issued its financial statements. The Company early adopted the revised guidance, which was applied to its annual impairment test. The revised guidance did not have any material effect on the Company’s annual impairment testing since the Company does not hold any indefinite-lived intangible assets.

In October 2012, the FASB made technical corrections and improvements to the Accounting Standards Codification. The amendments that are nonsubstantive in nature are effective immediately, while the amendments that are subject to transition guidance are effective for fiscal periods beginning after December 15, 2012. These technical corrections and improvements to the Codification did not result in changes to current practice for the Company.

(b)	Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In February 2013, the FASB issued a guidance clarifying the scope of disclosures about offsetting assets and liabilities by limiting such scope to derivatives, repurchase agreements and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new guidance when effective and the amended guidance is not expected to have a significant impact on the Company’s disclosures.

In February 2013, the FASB issued new guidance on reporting amounts reclassified out of accumulated other comprehensive income. The new guidance requires that the effect of significant amounts reclassified from each component of accumulated other comprehensive income be presented either in a single note or parenthetically on the face of the financial statements, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The disclosure requirements are effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the new guidance when effective and will report amounts reclassified out of accumulated other comprehensive income in a single footnote.

3.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net consisted of the following:

	December 31, 2012	(Unaudited) December 31, 2011
Trade accounts receivable	35	98
Provision for doubtful accounts	—	(1)

Total	35	97

Bad debt expense in 2012, 2011, and 2010 was $0, $1 million and $0 respectively. The Nokia group of companies represented 18.06%, 34.19% and 37.67% of 2012, 2011 and 2010 consolidated net revenues, the Samsung group of companies represented 38.19%, 31.74% and 27.42% of 2012, 2011 and 2010 consolidated net revenues and the Sony Mobile group of companies represented 15.32% and 17.39% of 2012 and 2010 consolidated net revenues.

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at December 31, 2012, $127 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $1,143 million for the year 2012 and $1,234 million for the year 2011, with a financial cost totaling $4 million and $3 million respectively reported on the line “Interest expense, net” on the consolidated statement of income for each of the years.

4.	INVENTORIES, NET

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual costs on a quarterly basis.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

	December 31, 2012	(Unaudited) December 31, 2011
Work-in-process	120	166
Finished products	27	57

Total	147	223

5.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2012	(Unaudited) December 31, 2011
Receivables from government agencies	16	23
Taxes and other government receivables	14	27
Advances	14	12
Prepayments	6	13
Loans and deposits	3	3
Derivative instruments	9	1
Receivables from shareholders and affiliated companies	28	32
Other current assets	3	2

Total	93	113

Derivative instruments are further described in Note 20.

6.	GOODWILL

Changes in the carrying amount of goodwill during the years ended December 31, 2012 and 2011 are as follows:

December 31, 2010 (unaudited)	742
Foreign currency translation	(3)
December 31, 2011 (unaudited)	739
Foreign currency translation	1
Impairment loss	(740)
December 31, 2012	—

During 2012, the Company performed its annual impairment test. The Company did not elect to perform a qualitative assessment. The impairment test was conducted following a two-step process and took into consideration the shareholders’ decision to exit ST-Ericsson by the end of 2013. Prior to conducting the step one of the goodwill impairment test, the Company first evaluated the recoverability of its long-lived assets and concluded that some of the intangible assets had to be impaired, as described in Note 7. In the first step, the Company compared the fair value of the Company to its carrying value. The fair value of its business, which was based on the latest business plan updated for management’s best estimate about future developments and scenarios related to the shareholders exit of ST-Ericsson as well as business evolution during 2012, was lower than its carrying value and further testing was required. The Company’s fair value had to be allocated to all its assets and liabilities, including any unrecognized intangible assets, in a hypothetical analysis that calculated the implied fair value of goodwill in the same manner as if its business was being acquired in a business combination. Based on this analysis, there was no implied fair value of goodwill as at December 31, 2012. Therefore, the Company impaired the goodwill for a total of $740 million.

7.	OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

December 31, 2012	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	165	(164)	1
Contractual customer relationships	—	—	—
Software	45	(34)	11
Construction in progress	—	—	—
Other intangible assets	25	(25)	—

Total	235	(223)	12

December 31, 2011 (unaudited)	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	326	(283)	43
Contractual customer relationships	457	(151)	306
Software	65	(32)	33
Construction in progress	49	—	49
Other intangible assets	25	(21)	4

Total	922	(487)	435

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Software” consists primarily of internally developed software. The amortization expense on capitalized software costs in 2012, 2011 and 2010 was $26 million, $17 million and $13 million, respectively.

In December 2012, following the shareholders’ decision to exit ST-Ericsson by the end of 2013, an impairment test was performed on goodwill, as detailed in Note 6. Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets, including acquired technologies, contractual customer relationships and capitalized software. Recoverability of these intangible assets was assessed based on the undiscounted future cash flows expected to result from their use or potential sale. Based on management’s best estimates about future developments and scenarios, as well as assumptions on alternative future use or sale, it was concluded that the undiscounted future cash flows were less than the carrying value. Therefore, these intangible assets were considered to be impaired. The amount of the impairment loss was measured as the difference between the carrying amount of these assets and their fair value based on a discounted cash flow approach. The impairment on intangible assets totaled $312 million and was composed of $261 million impairment on customer relationships, $45 million impairment on capitalized software and $6 million impairment on acquired technology.

The amortization expense in 2012, 2011 and 2010 was $113 million, $133 million and $128 million, respectively. All remaining unamortized values as of December 31, 2012 will be amortized in 2013.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

December 31, 2012	Gross Cost	Accumulated Depreciation	Net Cost
Land	7	—	7
Buildings	90	(14)	76
Facilities & leasehold improvements	37	(18)	19
Machinery and equipment	778	(652)	126
Computer and R&D equipment	44	(38)	6
Other tangible assets	29	(23)	6

Total	985	(745)	240

December 31, 2011 (unaudited)	Gross Cost	Accumulated Depreciation	Net Cost
Land	7	—	7
Buildings	89	(11)	78
Facilities & leasehold improvements	39	(15)	24
Machinery and equipment	899	(704)	195
Computer and R&D equipment	60	(47)	13
Other tangible assets	32	(21)	11

Total	1,126	(798)	328

The depreciation charge in 2012, 2011 and 2010 was $89 million, $114 million and $128 million, respectively.

For the years ended December 31, 2012, 2011 and 2010 the Company made equipment sales for cash proceeds of $12 million, $1 million and $9 million respectively.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31, 2012	(Unaudited) December 31, 2011
Long-term tax receivables	41	55
Long-term receivables from third parties	1	14
Deposits and other non-current assets	—	1

Total	42	70

Long-term tax receivables are related to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

10.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	December 31, 2012	(Unaudited) December 31, 2011
Employee related liabilities	91	110
Taxes other than income taxes	15	9
Advances	2	38
Payables to shareholders	87	74
Derivative instruments	—	18
Provision for restructuring	53	35
Current portion of pension	1	1
Royalties	11	6
Others	13	25

Total	273	316

Derivative instruments are further described in Note 20. Other payables and accrued liabilities also include individually insignificant amounts as of December 31, 2012 and December 31, 2011.

11.	SHORT-TERM DEBT

Short-term debt is related to loans from shareholders and consisted of the following:

	December 31, 2012	(Unaudited) December 31, 2011
2.78% due 2013, floating interest rate at Libor +2.5%	730	—
2.76% due 2013, floating interest rate at Libor +2.5%	696	—
2.73% due 2013, floating interest rate at Libor +2.5%	30	—
2.71% due 2012, floating interest rate at Libor +2.5%	84	—
2.96% due 2012, floating interest rate at Libor +2.5%	—	329
2.89% due 2012, floating interest rate at Libor +2.5%	—	411
2.87% due 2012, floating interest rate at Libor +2.5%	—	60
Less loan forgiveness	(1,540)	—

Total	—	800

In December 2012 both shareholders decided to forgive their respective loans amounting to $770 million to the Company. The loans forgiveness was recorded as a capital contribution.

12.	POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEES BENEFITS

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements.

The changes in benefit obligation and plan assets were as follows:

	Pension Benefits		Other Long-Term Benefits
	December 31, 2012	(Unaudited) December 31, 2011	December 31, 2012	(Unaudited) December 31, 2011
Change in benefit obligation:

Benefit obligation at beginning of year	121	94	14	14
Service cost	12	11	7	6
Interest cost	4	4	—	—
Employee contributions	2	2	—	—
Benefits paid	(3)	(1)	—	—
Effect of settlement	(25)	(4)	—	—
Actuarial (gain) loss	(15)	18	(5)	(5)
Transfer in	—	—	—	—
Transfer out	(7)	—	(3)	—
Plan amendment	4	—	—	—
Foreign currency translation adjustment	2	(3)	—	(1)
Benefit obligation at end of year	95	121	13	14

Change in plan assets:

Plan assets at fair value at beginning of year	46	51	—	—
Expected return on plan assets	1	2	—	—
Employer contributions	7	4	—	—
Employee contributions	2	2	—	—
Benefits paid	(2)	—	—	—
Effect of settlement	(25)	(4)	—	—
Actuarial gain (loss)	(3)	(9)	—	—
Plan assets at fair value at end of year	26	46	—	—

Funded status	(69)	(75)	(13)	(14)

Net amount recognized in the balance sheet consisted of the following:

Current liabilities	—	(1)	—	(1)
Long-term liabilities	(69)	(74)	(13)	(13)
Net amount recognized	(69)	(75)	(13)	(14)

The components of accumulated other comprehensive income (loss) before tax effects were as follows:

	Actuarial (gains)/losses	Prior service cost	Total
Other comprehensive loss as at December 31, 2010 (unaudited)	13	—	13
Net amount generated/arising in current year	22	—	22
Amortization	4	—	4
Other comprehensive loss as at December 31, 2011 (unaudited)	39	—	39
Net amount generated/arising in current year	(17)	4	(13)
Amortization	4	(4)	—
Foreign currency translation adjustment	1	—	1
Other comprehensive loss as at December 31, 2012	27	—	27

In 2013, the Company expects to amortize $ 1 million of actuarial losses.

The components of the net periodic benefit cost included the following:

	Pension Benefits			Other Long-term Benefits
	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010
Service cost	12	11	8	7	6	6
Interest cost	4	4	3	—	—	—
Expected return on plan assets	(1)	(2)	(2)	—	—	—
Amortization of actuarial net loss (gain)	2	—	—	(5)	(5)	—
Amortization of prior service cost	4	—	—	—	—	—
Effect of settlement	(1)	1	2	—	—	—
Effect of curtailment	—	—	(1)	—	—	—

Net periodic benefit cost	20	14	10	2	1	6

The weighted average assumptions used in the determination of the benefit obligation and the plan asset for the pension plans and the other long-term benefits were as follows:

Assumptions	December 31, 2012	(Unaudited) December 31, 2011
Discount rate	2.77%	2.90%
Salary increase rate	3.12%	3.10%
Expected long-term rate of return on funds for the pension expense of the year	2.02%	2.29%

The weighted average assumptions used in the determination of the net periodic benefit cost for the pension plans and the other long-term benefits were as follows:

Assumptions	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010
Discount rate	2.90%	3.56%	4.05%
Salary increase rate	3.10%	3.24%	2.74%
Expected long-term rate of return on funds for the pension expense of the year	2.29%	2.87%	3.56%

The discount rate was determined by reference to market yields on high quality long-term corporate bonds applicable to the respective country of each plan, with terms consistent with the term of the benefit obligations concerned. In developing the expected long-term rate of return on assets, the Company modeled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company’s pension plan asset allocation at December 31, 2012 and at December 31, 2011 is as follows:

	Percentage of Plan Assets at December
Asset Category	2012	(Unaudited) 2011
Equity securities	6%	4%
Bonds securities remunerating interest	10%	7%
Investment funds	16%	51%
Insurance assets (contracts and reserves)	62%	31%
Other	6%	7%

Total	100%	100%

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2012 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	1	1	—	—
Equity securities	2	2	—	—
Government debt securities	1	1	—	—
Corporate debt securities	1	—	1	—
Investment funds	4	—	3	1
Other	17	—	—	17

TOTAL	26	4	4	18

The Company’s detailed pension plan asset allocation including the fair-value measurements of those plan assets as at December 31, 2011 is as follows:

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	2	2	—	—
Equity securities	2	2	—	—
Government debt securities	3	3	—	—
Derivatives	1	1	—	—
Investment funds	24	—	21	3
Other	14	—	—	14

TOTAL (unaudited)	46	8	21	17

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2012 and December 31, 2012 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2012	17
Contributions (employer and employee)	3
Benefits paid	(1)
Settlements	(2)
Reclassification to Level 3	1

December 31, 2012	18

For plan assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2011	4
Reclassification to Level 2	(1)
Reclassification to Level 3	14

December 31, 2011 (unaudited)	17

The Company’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Company’s equity portfolios are managed in such a way as to achieve optimal diversity and in certain jurisdictions they are entirely managed by the multi-employer funds. The Company does not manage any assets internally.

After considering the funded status of the Company’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to its pension plans in any given year in excess of required amounts. The Company contributions to plan assets were $7 million and $4 million in 2012 and 2011 respectively and the Company expects to contribute cash of $2 million in 2013.

The Company’s estimated future benefit payments as of December 2012 are as follows:

Years	Pension Benefits	Other Long-term Benefits
2013	1	—
2014	1	1
2015	1	6
2016	1	1
2017	1	1
From 2018 to 2022	14	4

The Company has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. The Company accrued benefits related to defined contribution pension plans of $2 million and $1 million as of December 31, 2012 and 2011 respectively. The annual cost of these plans amounted to approximately $18 million, $19 million and $22 million in 2012, 2011 and 2010, respectively. The benefits accrued to employees on a pro-rata basis, during their employment period, are based on the individuals’ salaries.

13.	STOCKHOLDERS’ EQUITY

13.1 Outstanding shares

The authorized share capital of the Company is CHF 273 million consisting of 546,270 common shares each with a nominal value of CHF 500. As at December 31, 2012 and 2011, the number of shares of common stock issued was 546,270 shares.

13.2 Accumulated other comprehensive income (loss) attributable to parent company stockholders

The accumulated balances related to each component of Other comprehensive income (loss) were as follows:

	Foreign currency translation adjustment	Unrealized gain (loss) on derivatives	Unrealized gain (loss) on defined benefit pension plans	Accumulated other comprehensive income (loss)
Dec. 31, 2009 (unaudited)	(7)	3	(4)	(8)
Cumulative tax impact	—	—	—	—
Dec. 31, 2009 net of tax	(7)	3	(4)	(8)

OCI movement	(17)	5	(9)	(21)
Tax impact	—	(1)	—	(1)
OCI net of tax	(17)	4	(9)	(22)

Dec. 31, 2010 (unaudited)	(24)	8	(13)	(29)
Cumulative tax impact	—	(1)	—	(1)
Dec. 31, 2010 net of tax	(24)	7	(13)	(30)

OCI movement	(6)	(22)	(25)	(53)
Tax impact	—	2	3	5
OCI net of tax	(6)	(20)	(22)	(48)

Dec. 31, 2011 (unaudited)	(30)	(14)	(38)	(82)
Cumulative tax impact	—	1	3	4
Dec. 31, 2011 net of tax	(30)	(13)	(35)	(78)

OCI movement	1	21	14	36
Tax impact	—	(2)	(1)	(3)
OCI net of tax	1	19	13	33

Dec. 31, 2012	(29)	7	(24)	(46)
Cumulative tax impact	—	(1)	2	1
Dec. 31, 2012 net of tax	(29)	6	(22)	(45)

For the year ended December 31, 2012, the net amount of accumulated other comprehensive loss reclassified as earnings related to cash flow hedge transactions outstanding as at December 31, 2011, for which the forecasted hedged transactions occurred in 2012, was approximately $13 million.

14.	OTHER INCOME AND EXPENSES, NET

Other income and expenses, net consisted of the following:

	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010
Research and development funding	12	18	22
Exchange gain, net	3	10	4
Patent costs	—	(2)	—
Gain (loss) on sale of non-current assets	11	(6)	2
Other, net	(1)	(2)	(4)

Total	25	18	24

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of held-for-trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 20.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, which primarily include reimbursements of prior patent litigation costs.

15.	IMPAIRMENT, RESTRUCTURING CHARGES AND OTHER RELATED CLOSURE COSTS

Impairment, restructuring charges and other related closure costs incurred in 2012, 2011, and 2010 are summarized as follows:

Year ended December 31, 2012	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plan	—	(1)	—	(1)
ST-Ericsson cost savings plan	—	(10)	(10)	(20)
ST-Ericsson April 2012 restructuring plan	(2)	(60)	(4)	(66)
Annual impairment test	(1,056)	—	(2)	(1,058)

Total	(1,058)	(71)	(16)	(1,145)

Year ended December 31, 2011 (unaudited)	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plan	(1)	(3)	(3)	(7)
ST-Ericsson cost savings plan	—	(26)	—	(26)

Total	(1)	(29)	(3)	(33)

Year ended December 31, 2010 (unaudited)	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
ST-Ericsson restructuring plan	(10)	(59)	(4)	(73)

Impairment charges

In 2012, the Company recorded impairment charges of $1,058 million corresponding primarily to:

•

$1,052 million on goodwill and other intangible assets following the shareholders’ decision to exit ST-Ericsson, as described in Note 6 and Note 7. The $1,052 million amount is composed of an impairment charge of $740 million on goodwill, $261 million impairment on customer relationships, $45 million impairment on capitalized software and $6 million impairment on acquired technology.

•	$6 million impairment charges primarily related to long-lived assets with no alternative future use within the Company.

In 2011, the Company recorded impairment charges of $1 million primarily related to long-lived assets for which no alternative future use was identified within the Company.

In 2010, the Company recorded impairment charges for $10 million primarily related to long-lived assets with no alternative future use within the Company, pursuant to the termination of certain lease contracts.

Restructuring charges and other related closure costs

The Company is currently engaged in four major restructuring plans, the shareholders’ exit, the ST-Ericsson April 2012 restructuring plan, the ST-Ericsson cost savings plan and the ST-Ericsson restructuring plan which are described hereafter.

In December 2012, the shareholders have taken the decision to exit the Company after a transition period (the “Shareholders’ exit”).

In April 2012, the Company announced a restructuring plan (the “ST-Ericsson April 2012 restructuring plan”) aimed at reducing its workforce by 1,700 employees worldwide including attritions and employee transfers. This restructuring plan has been combined with its ongoing cost savings plan formerly announced in June 2011.

In June 2011, the Company announced a restructuring plan (the “ST-Ericsson cost savings plan”) aimed at achieving $120 million of annualized savings by end of 2012. The main action included in this restructuring plan was a reduction in workforce of 500 employees worldwide.

In April 2009, the Company announced a restructuring plan (the “ST-Ericsson restructuring plan”). The main actions included in the restructuring plan were a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger. On December 3, 2009, the Company expanded its restructuring plan, targeting additional annualized savings in operating expenses and spending, along with an extensive R&D efficiency program.

In 2012, the Company incurred restructuring charges and other related closures costs for $87 million relating primarily to:

•

$64 million for the ST-Ericsson April 2012 restructuring plan composed of $60 million employee termination benefits and $4 million other closure costs mainly related to lease contract terminations pursuant to the closure of certain locations;

•

$20 million for the ST-Ericsson cost savings plan primarily related to employee termination benefits and lease contract termination costs recorded at cease-use date pursuant to the closure of certain locations; and

•	$3 million for other restructuring plans.

In 2011, the Company incurred restructuring charges and other related closures costs for $32 million relating primarily to:

•	$26 million for the ST-Ericsson cost savings plan, consisting mainly in ongoing termination benefits accrued for involuntary leaves and benefits paid within voluntary leave arrangements; and

•

$6 million for the ST-Ericsson restructuring plan composed of $3 million employee termination benefits and $3 million lease contract termination costs and other closure costs pursuant to the closure of certain locations.

In 2010, the Company incurred restructuring charges and other related closure costs for $63 million relating to the ST-Ericsson restructuring plan composed of $59 million of ongoing termination benefits for involuntary leaves and benefits paid within voluntary leave arrangements, and lease contract termination costs totaling $4 million pursuant to the closure of certain locations.

Changes to the restructuring provisions recorded on the consolidated balance sheets from December 31, 2010 to December 31, 2012 are summarized as follows:

	ST-Ericsson April 2012 restructuring plan	ST-Ericsson cost savings plan	ST-Ericsson Restructuring plan	Total
Provision as at December 31, 2010 (unaudited)	—	—	60	60
Charges incurred in 2011	—	26	7	33
Adjustments for unused provisions	—	—	(1)	(1)
Amounts paid	—	(6)	(50)	(56)
Currency translation effect	—	(1)	1	—

Provision as at December 31, 2011 (unaudited)	—	19	17	36
Charges incurred in 2012	73	22	1	96
Adjustments for unused provisions	(9)	(2)	—	(11)
Amounts paid	(25)	(28)	(12)	(65)
Currency translation effect	3	—	—	3

Provision as at December 31, 2012	42	11	6	59

An amount of $53 million is expected to be paid within twelve months, as detailed in Note 10.

The ST-Ericsson restructuring plan, which was expected to result in a total pre-tax charge in the range of $135 million to $155 million, resulted in a total charge of $171 million as of December 31, 2012. This plan was mainly completed in 2011.

The ST-Ericsson cost savings plan resulted in a total pre-tax charge of $46 million incurred as of December 31, 2012. The plan was substantially completed in 2012.

The ST-Ericsson April 2012 restructuring plan resulted in a total pre-tax charge of $64 million incurred as of December 31, 2012. This plan is expected to be completed in 2013.

The combined ST-Ericsson cost savings plan and the new ST-Ericsson restructuring plan released in April 2012 are expected to result in a total pre-tax charge in the range of $130 million to $150 million in addition to the $35 million already incurred for the ST-Ericsson cost savings plan before the announcement of the ST-Ericsson April 2012 restructuring plan.

In 2012, total amounts paid for restructuring and related closure costs amounted to $65 million. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

16.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following:

	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010
Expense	(46)	(26)	(3)

Total	(46)	(26)	(3)

Interest expense related to parent short-term loans amounts to $35 million for the year ended December 31, 2012, $12 million for the year ended December 31, 2011 and to $1 million for the year ended December 31, 2010. Factoring costs incurred amount to $4 million for the year ended December 31, 2012 and $3 million for the year ended December 31, 2011.

17.	INCOME TAX

Income (loss) before income tax is comprised of the following:

	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010
Income (loss) recorded in Switzerland	(1,862)	(843)	(681)
Income (loss) from foreign operations	(221)	(58)	66

Income (loss) before income tax benefit (expense)	(2,083)	(901)	(615)

ST-Ericsson SA and its subsidiaries are individually liable for income taxes in their jurisdictions. Tax losses can only offset profits generated by the taxable entity incurring such loss.

Income tax benefit (expense) is comprised of the following:

	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010
Switzerland taxes – current	—	(1)	—
Foreign taxes – current	(13)	(23)	(7)

Current taxes	(13)	(24)	(7)
Switzerland taxes – deferred	—	(128)	48
Foreign taxes – deferred	2	24	(16)

Income tax benefit (expense)	(11)	(128)	25

In 2011, ST Ericsson SA recorded a full valuation allowance on its deferred taxes.

The principal items comprising the differences in income taxes computed at Switzerland statutory rate of 23.78% in 2012 and 2011 and 23.92% in 2010, and the effective income tax rate are the following:

	Year ended December 31, 2012	(Unaudited) Year ended December 31, 2011	(Unaudited) Year ended December 31, 2010
Income tax benefit (expense) computed at statutory rate	495	214	147
Non-deductible, non-taxable and other permanent differences, net	(102)	(5)	(14)
Valuation allowance adjustments	(136)	(208)	(50)
Impact of prior year adjustments	2	(18)	(7)
Effects on deferred taxes of changes in enacted tax rates	—	1	4
Current year credits	13	26	25
Other tax, credits and benefits from tax holidays	1	2	2
Impact of uncertain tax positions	(7)	(1)	(1)
Earnings of subsidiaries taxed at different rates	(277)	(139)	(81)

Income tax benefit (expense)	(11)	(128)	25

In 2012, 2011 and 2010, the line “Earnings of subsidiaries taxed at different rates” includes a decrease of $277 million, $134 million and $91 million, respectively, mainly related to tax rate differences due to tax holidays for countries in a loss position.

Deferred tax assets and liabilities consisted of the following:

	December 31, 2012	(Unaudited) December 31, 2011
Tax loss carryforwards and investment credits	420	368
Impairment and restructuring charges	5	9
Fixed asset depreciation in arrears	10	7
Pension service costs	13	8
Other temporary differences	14	67
Total deferred tax assets	462	459
Valuation allowances	(438)	(421)
Deferred tax assets, net	24	38
Acquired intangible assets	(15)	(27)
Other temporary differences	(1)	(2)
Deferred tax liabilities	(16)	(29)
Net deferred income tax asset	8	9

For a particular tax-paying component of the Company and within a particular tax jurisdiction, all current deferred tax liabilities and assets are offset and presented as a single amount, similarly to non-current deferred tax liabilities and assets. The Company does not offset deferred tax liabilities and assets attributable to different tax-paying components or to different tax jurisdictions.

As of December 31, 2012, the Company and its subsidiaries have gross deferred tax assets on tax loss carryforwards and tax credit carryforwards, subject to a full valuation allowance, that expire as follows:

Year
2016	19
Thereafter	401

Total	420

The amount of deferred tax benefit (expense) recorded as a component of other comprehensive income (loss) was a loss of $3 million in 2012 and an income of $4 million in 2011. These amounts were related primarily to the tax effects of unrealized gains and losses on derivative instruments designated as cash flow hedges and the tax effects of the recognized unfunded status on defined benefits plans.

The cumulative amount of distributable earnings related to the Company’s investments in foreign subsidiaries was $35 million as at December 31, 2012. Due to the Company’s legal and tax structure, with the parent company established in Switzerland, there was no material tax impact from the distribution of earnings from investments in foreign subsidiaries. This is because there is no material tax impact on dividends paid to a Swiss company.

A reconciliation of the 2012 beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at December 31, 2011 (unaudited)	2
Additions for tax positions of prior years	7
Settlements	(1)

Balance at December 31, 2012	8

The reconciliation of unrecognized tax benefits in 2011 was as follows:

Balance at December 31, 2010 (unaudited)	1
Additions based on tax positions related to the current year	1

Balance at December 31, 2011 (unaudited)	2

It is reasonably possible that certain of the uncertain tax positions disclosed in the table above could increase within the next 12 months due to ongoing tax audits. The Company is not able to make an estimate of the range of the reasonably possible change.

Additionally, the Company elected to classify accrued interest and penalties related to uncertain tax positions as components of income tax expense in its consolidated statements of income.

The tax years that remain open for review in the Company’s major tax jurisdictions, including France, United States and India, are from 2008 to 2012.

18.	COMMITMENTS

The Company’s commitments as of December 31, 2012 were as follows:

In millions of U.S dollars	Total	2013	2014	2015	2016	2017	Thereafter
Operating leases	40	17	8	7	4	3	1
Purchase obligations	51	51	—	—	—	—	—
of which:
Equipment purchase	—	—	—	—	—	—	—
Foundry purchase	50	50	—	—	—	—	—
Software, technology licenses and design	1	1	—	—	—	—	—
Other obligations	32	28	3	1

Total	123	96	11	8	4	3	1

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2013 to 2017 and thereafter. The company leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. Operating lease expense was $32 million for the year ended December 31, 2012, $37 million for the year ended December 31, 2011 and $46 million for the year ended December 31, 2010.

Purchase obligations are primarily comprised of purchase commitments for outsourced foundry wafers.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

19.	CONTINGENCIES, CLAIMS AND LEGAL PROCEEDINGS

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2012, provisions for estimated probable losses and possible losses with respect to claims and legal proceedings were not considered material.

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

20.1 Financial risk factors

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk, primarily foreign exchange risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the central treasury department (Corporate Treasury) of one of the parent shareholders. Simultaneously, a Treasury Committee, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk or credit risk, use of financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. In the current economic environment, with the ongoing sovereign debt and financial crisis, these ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk of both financial institutions and sovereign debt. Marginal amounts are held in other currencies. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Swedish krona. Foreign exchange risk mainly arises from recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions.

Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen the central treasury department (Corporate Treasury) of one of the parent shareholders. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Company use forward contracts. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts are also used by the Company to reduce its exposure to U.S. dollar fluctuations in Euro-denominated ad Swedish krona-denominated forecasted intercompany transactions that cover a large part of its research and development expenses. The derivative instruments used to hedge these forecasted transactions meet the criteria for designation as cash flow hedge. The hedged forecasted transactions have a high probability of occurring for hedge accounting purposes.

It is the Company’s policy to have the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Company, which consists in the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement in the foreign exchange rates will not therefore influence the exchange effect on items of the consolidated statement of income. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

Financial Instruments Not Designated as a Hedge

As described above, the Company enters into foreign currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies in the Company’s subsidiaries. These include receivables from international sales by various subsidiaries, payables for foreign currency-denominated purchases and certain other assets and liabilities arising from intercompany transactions.

The notional amount of these financial instruments totaled $272 million, $235 million and $202 million at December 31, 2012, 2011 and 2010, respectively. The principal currencies covered are the Swedish krona, the Euro, the Swiss franc, the Norwegian krone and the Indian rupee.

The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.

Foreign currency forward contracts not designated as cash flow hedge outstanding as of December 31, 2012 have remaining terms of 3 days to 4 months, maturing on average after 7 days.

Financial Instruments Designated as a Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts certain Euro-denominated and Swedish krona-denominated forecasted intercompany transactions that cover at year-end a large part of its research and development expenses.

The hedging strategy for derivatives designated as cash flow hedge is based on the principle that up to 80% of the total forecasted transactions for R&D are hedged. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 12 months.

For the year ended December 31, 2012 the Company recorded an increase in operating expenses of $11 million related to the realized loss incurred on such hedged transactions. For the year ended December 31, 2011 the Company recorded a reduction in operating expenses of $22 million related to the realized gain incurred on such hedged transactions. For the year ended December 31, 2010 the Company recorded an increase in operating expenses of $16 million related to the realized loss incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the line “Other income and expenses, net” of the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010.

The notional amount outstanding of foreign currency forward contracts designated as cash flow hedge totaled $213, $282 and $291 million at December 31, 2012, 2011 and 2010, respectively. The forecasted transactions hedged at December 31, 2012 were determined to have a high probability of occurring.

As of December 31, 2012, $7 million of deferred gains on derivative instruments, before deferred tax of $1 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. As of December 31, 2011, $14 million of deferred losses on derivative instruments, before deferred tax of $1 million, included in “Accumulated other comprehensive income (loss)” were expected to be reclassified as earnings during the next 12 months based on the monthly forecasted research and development expenses. No amount was reclassified as “Other income and expenses, net” into the consolidated statement of income from “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. Foreign currency forward contracts designated as cash flow hedge outstanding as of December 31, 2012 have remaining terms of 4 days to 10 months, maturing on average after 98 days.

As at December 31, 2012, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Swedish-krona-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D expenses

Forward contracts	67

In millions of Swedish-krona	Notional amount for hedge on forecasted R&D expenses

Forward contracts	821

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at December 31, 2012 and December 31, 2011 is presented in the table below:

In millions of U.S. dollars	As at December 31, 2012		(Unaudited) As at December 31, 2011

Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	7	Other receivables and assets	—

Total derivatives designated as a hedge		7		—

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other receivables and assets	2	Other receivables and assets	—

Total derivatives not designated as a hedge:		2		—

Total Derivatives		9		—

In millions of U.S. dollars	As at December 31, 2012		(Unaudited) As at December 31, 2011
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(15)

Total derivatives designated as a hedge		—		(15)

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	—	Other payables and accrued liabilities	(4)

Total derivatives not designated as a hedge:		—		(4)

Total Derivatives		—		(19)

The effect on the consolidated statements of income for the year ended December 31, 2012 and December 31, 2011 and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at December 31, 2012 and December 31, 2011 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in AOCI on derivative		Location of gain (loss) reclassified from AOCI into earnings	Gain (loss) reclassified from AOCI into earnings
	December 31, 2012	(Unaudited) December 31, 2011		December 31, 2012	(Unaudited) December 31, 2011
Foreign exchange forward contracts	7	(14)	Research and development	(11)	22

Total	7	(14)		(11)	22

No significant ineffective portion of the cash flow hedge relationships was recorded in earnings for the years ended December 31, 2012 and December 31, 2011. No amount was excluded from effectiveness measurement on foreign exchange forward contracts.

The effect on the consolidated statements of income for the year ended December 31, 2012 and December 31, 2011 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		December 31, 2012	(Unaudited) December 31, 2011
Foreign exchange forward contracts	Other income and expenses, net	3	(4)
Total		3	(4)

The Company did not enter into any derivative containing significant credit-risk-related contingent features.

Credit risk

The Company selects banks and/or financial institutions that operate with the Company and its subsidiaries are selected based on the criteria of long-term rating from at least two major Rating Agencies. Due to the concentration of part of its operations in Europe, primarily in France, the Company assessed in 2012 and 2011 the level of direct and indirect exposures to the sovereign debt crisis in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing significant economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Company considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Company’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Company concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. The Company enters into factoring transactions to accelerate the realization in cash of certain trade accounts receivable with two of its major customers.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents and short-term deposits, the availability of funding from committed parent facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

20.2 Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to create value for shareholders and benefits and returns for other stakeholders.

20.3 Fair value measurement

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the bid price. If the market for a financial asset is not active and if no observable market price is obtainable, the Company measures fair value by using significant assumptions and estimates. When measuring fair value, the Company makes maximum use of market inputs and minimizes the use of unobservable inputs.

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2012
In millions of U.S. dollars
Derivative instruments designated as cash flow hedge	7	—	7	—
Derivative instruments not designated as a hedge	2	—	2	—
Total	9	—	9	—

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2011:

		Fair Value Measurements using
	(Unaudited)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2011
In millions of U.S. dollars
Derivative instruments designated as cash flow hedge	(15)	—	(15)	—
Derivative instruments not designated as a hedge	(4)	—	(4)	—
Total	(19)	—	(19)	—

As described in Notes 6 and 7, the Company recorded a total impairment charge of $1,052 million on goodwill and intangible assets. The measurement of goodwill and intangible assets upon impairment testing is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using entity-specific information. The Company used the income approach to measure the fair value of the business. Under the income approach, the fair value was determined based on the present value of the estimated future cash flows associated with the business. Cash flow projections were based on a plan for the business that included best estimates about future developments and scenarios of the business. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the business-specific characteristics and the uncertainty related to the business’s cash flows.

Prior to conducting the impairment test on goodwill, the Company evaluated the recoverability of the long-lived assets assigned to the Wireless business. The impairment on intangible assets totaled $312 million and was composed of $261 million impairment on customer relationships, $45 million impairment on capitalized software and $6 million impairment on acquired technology. The Company used the income approach, which was based on cash flow projections expected to result from their use or potential sale. The discount rate used was based on the weighted-average cost of capital adjusted for the relevant risk associated with the assets.

The following table includes additional fair value information on financial assets and liabilities as at December 31, 2012 and 2011:

		2012		(Unaudited ) 2011
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars

Cash and cash equivalents	1	37	37	8	8
Financial debt	2	—	—	800	800

- Short-term borrowings	2	—	—	800	800

The methodologies used to estimate fair value are as follows:

Foreign exchange forward contracts

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Short-term borrowings

The fair value of short-term borrowings was determined based on the valuation by the parents of the credit risk undertaken to finance the venture, as reflected in the spread applied in determination of the borrowing rate for the arrangement. The entire amount was forgiven by the parents at the end of 2012.

Cash and cash equivalents, accounts receivable, bank overdrafts and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

21.	RELATED PARTY TRANSACTIONS

Transactions with significant shareholders, their affiliates and other related parties were as follows:

	December 31, 2012	(Unaudited) December 31, 2011	(Unaudited) December 31, 2010

Sales & other services	94	11	9
COGS	388	604	746
SG&A	76	86	108
Research and development expenses	305	255	284
Royalties	20	16	9
Other purchases	6	—	—
Interest	35	12	1
Accounts receivable	—	12	9
Accounts payable	57	58	149
Short-term loans payable to shareholders	—	800	150

For the years ended December 31, 2012, December 31, 2011 and 2010, the related party transactions were limited to the shareholders of the Company, STMicroelectronics and Ericsson, and their subsidiaries.

The Company has recorded any forgiveness of shareholder debt as an increase of capital surplus.

22.	SUBSEQUENT EVENT

On March 18, 2013, STMicroelectronics and Ericsson announced their agreement on the way forward for the joint venture ST-Ericsson. The main steps agreed upon to split up the JV are the following: (i) Ericsson will take on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode; (ii) ST will take on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; (iii) starting the close down of the remaining parts of ST-Ericsson. The formal transfer of the relevant parts of ST-Ericsson to the shareholders is expected to be completed during the third quarter of 2013, subject to regulatory approvals.

On May 28, 2013 ST-Ericsson announced the signature of a definitive agreement to sell the assets and intellectual property rights (IPR) associated with its mobile connectivity Global Navigation Satellite System (GNSS) business to a leading semiconductor company. The closing of this transaction is subject to regulatory approvals and standard conditions and is expected to be completed in August, 2013.

Subsequent events have been evaluated up to June 27, 2013, the date the financial statements were issued.